भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, [redacted]
Washington D.C.
U.S.A.

04035567

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO/S&B/VR/2004/ १९९७.   दिनांक / Date : 10.07.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

82-4524

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : PAYMENT OF DIVIDEND

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/1971 dated the July 10, 2004 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

~~General Manager~~
(Shares & Bonds)

SUPPL

Encl. : a/a.

PROCESSED
JUL 19 2004
THOMSON
FINANCIAL

dlw 7/19

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / CO/S&B/VR/2004/1971

दिनांक / Date : 10.07.2004

Dear Sir,

LISTING AGREEMENT
PAYMENT OF DIVIDEND

In terms of Clause 21 of the Listing Agreement, we have to advise that the Reserve Bank of India has approved payment of dividend @ Rs.11.00 per share as declared by the Central Board of the Bank in its meeting held on the 28th May, 2004. Accordingly, the dividend warrants will be issued and will bear the date of the 6th August, 2004 and will be payable at par at all the branches of the Bank up to the amount of Rs.25,000/- and at the undernoted specified Branches for the amount exceeding Rs.25,000. In this connection, we may add that only 1,208 warrants of the amount exceeding Rs.25,000/- will be issued constituting of 0.16% of the total shareholder folios of 5.6 lacs.

Sr. No.	Branch	Sr. No.	Branch	Sr. No.	
1.	Ahmedabad Main Branch	14.	Ghaziabad Branch	27.	Nagpur Branch
2.	Alleppey Branch	15.	Gurgaon Branch	28.	New Delhi Branch
3.	Alwaye Branch	16.	Guwahati Branch	29.	Patna Branch
4.	Bangalore Branch	17.	Howrah Branch	30.	Pune Branch
5.	Bareilly Branch	18.	Hyderabad Main Branch	31.	Rajkot Branch
6.	Bhavnagar Branch	19.	Indore Branch	32.	Shillong Branch
7.	Chandigarh Branch	20.	Jaipur Branch	33.	Sholapur Branch
8.	Chennai Main Branch	21.	Kanpur Main Branch	34.	Surat Branch
9.	Cochin Branch	22.	Kolkata Main Branch	35.	Tirunelveli Branch
10.	Coimbatore Branch	23.	Lucknow Main Branch	36.	Tiruvananthapuram Branch
11.	Ernakulam Branch	24.	Ludhiana Branch	37.	Vadodara Branch
12.	Erode Branch	25.	Madurai Branch	38.	Visakhapatnam
13.	Ferozepur Branch	26.	Mumbai Branch		

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2004/ 1986

दिनांक / तारीख / Date : 12.07.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : REVIEW OF RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2004
CENTRAL BOARD'S MEETING ON 27.07.2004
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/1972 dated the July 12, 2004 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No.: CO/S&B/ VR/2004/1972

दिनांक / तारीख / Date: 12.07.2004

Dear Sir,

LISTING AGREEMENT : REVIEW OF RESULTS FOR THE QUARTER ENDED 30TH JUNE, 2004
CENTRAL BOARD'S MEETING ON 27.07.2004
NOTICE TO STOCK EXCHANGES : PRESS RELEASE

In terms of Clause 41 of the Listing Agreement we advise that a meeting of the Bank's Central Board will be held on the 27th July, 2004 to take on record the audited working results of the Bank for the quarter ended on 30th June, 2004. In terms of clause 31(c) of the listing agreement, we also enclose for your information, three copies of press release being issued in connection with convening of the meeting on 27th July, 2004.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2004/2001 दिनांक / तारीख / Date : 12.07.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 36

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/1977 dated the July 12, 2004 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

जा. क्रमांक / No. : CO/S&B/VR/2004/1977

दिनांक / तारीख / Date : 12.07.2004

Dear Sir,

LISTING AGREEMENT:CLAUSE 36
SHARING OF BANK'S ATM NETWORK WITH OTHER BANKS

In terms of Clause 36 of the Listing Agreement, we advise that the Bank has entered into an agreement regarding bilaterally sharing ATMs with Indian Bank on 10th July, 2004. This arrangement will be operative with effect from the 19th July, 2004.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बाँण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2004/ 2011

दिनांक / तारीख / Date : 12.07.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
SECRETARIAL AUDIT

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/1991 dated the July 12, 2004 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

Sudit K Parekh & Co

Chartered Accountants

12A Suleman Chambers, 4 Battery Street, Apollo Bunder, Mumbai 400 039
Tel + 91 22 22821141, 22834187 Fax + 91 22 22024193
E-Mail: admin@skparekh.com

AUDIT REPORT

We have checked the Equity shares Issued by State Bank Of India held in physical and dematerialised form as at 30th June 2004.The record of physical shares is maintained by the Registrar and Transfer Agent Datamatics Financial Software Services Ltd. and dematerialised shares data has been downloaded from CDSL and NSDL. The details as required by Regulation 55A of the SEBI [Depositories and Participants] Regulations, 1996 are provided as under:

1.	For Quarter ended	:	30th June 2004	
2.	ISIN	:	INE062 A01012	
3.	Face value	:	Rs.10/-	
4.	Name of the Company	:	State Bank Of India	
5.	Registered Office address	:	Corporate Centre, M.C. Road, Mumbai.	
6.	Correspondence address	:	Corporate Centre, M.C. Road, Mumbai.	
7.	Telephone & Fax Nos	:	22883888/22855348	
8.	Email address	:	gm.snb@sbimail.co.in	
9.	Names of the Stock Exchange where the company's securities are listed	:	BSE, NSE, Ahmedabad SE, Chennai SE, Kolkatta SE, Delhi SE.	
			Number of shares	% of Total Listed Capital
10.	Issued capital		52,62,98,878	100%
11.	Listed capital (Exchange-wise) (as per company records)		52,62,98,878	100%
12.	Held in dematerialized form in CDSL		4,75,14,206	9.03%
13.	Held in dematerialized form in NSDL		14,46,27,691	27.48%
14.	Physical		33,41,56,981	63.49%
15.	Total no. of shares (12+13+14)		52,62,98,878	
16.	Reasons for difference if any, between (10 & 11) - (10 & 15) (11 & 15)		Not Applicable	

Sudit Parekh
Srikant Jilla
Prakash Hamirwasia
Mehul Shah
Narayan Mehta
Manish Shah
Pushkar Bagmar
Ch Soma Raju
Durgaprasad Khatri

International & Tax Division

201
Tej Mahan Apts
J B Nagar
Andheri (E)
Mumbai 400 059

Tel
+91 22 28245924

Fax
+91 22 28245923

E-mail:
admin@
itax.skparekh.com

17. Certifying the details of changes in share capital during the quarter under consideration as per table below:

Particulars	No. of shares	Applied / not applied for listing	Listed on stock Exchanges (specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In Principal Approval pending for SE (Specify names)
N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.

*** Rights, Bonus, preferential issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)

18. Register of members is updated (Yes / No) If yes updated upto which date : Yes, 30th June, 2004

19. Reference of previous quarter with regards to excess Dematerialised Shares, if any — NIL

20. Has the company resolved the matter mentioned in point no. 19 above in the current quarter? If not, reason why? — NOT APPLICABLE

21. Mentioned the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay — NOT APPLICABLE

Total no. of demat requests confirmed after 21 days		No. of requests	No. of shares	Reasons for delay
Pending for more than 21 days		NOT APPLICABLE	NOT APPLICABLE	NOT APPLICABLE

22. Name, Telephone & Fax No. of the Compliance Officer of the Co. : Mr. C. R. Radhakrishnan.
CGM Accounts & Compliance
Tel.No.22883888

23. Name, Address, Tel. & Fax No., Registration No. of the certifying CA/CS : M/s Sudit K. Parekh & Co.
12A, Suleman Chambers,4 Battery Street, Apollo Bunder ,Mumbai-400 039.
Tel. No. 22834187/22821141.
Fax No.2024193.
Reg. No. 110512W

24.	Appointment of common agency for share registry work	If yes, (name and address)	Datamatics Financial Software Services Ltd. Plot No.A-16 & A-17, Part B Cross Lane, MIDC Marol, Andheri (E), Mumbai-400093.
25.	Any other details that the CA/CS may like to provide (e.g. BIFR Company, delisting from SE)	NIL	

For **SUDIT K. PAREKH & CO.**
Chartered Accountants

(D. S. KHATRI)
Partner
M. No. 16316
Mumbai; dated: 6th July, 2004

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

जा. क्रमांक / No. : CO/S&B/VR/2004/ १९९०

दिनांक / तारीख / Date : 12.07.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 35

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/1973 dated the July 12, 2004 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

भारतीय स्टेट बँक

भारतीय स्टेट बैंक

State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

क्रमांक / No. : CO/S&B/VR/2004/1973

दिनांक / Date : 12.07.2004

Dear Sir,

LISTING AGREEMENT : CLAUSE 35

In terms of Clause 35 of the Listing Agreement, we enclose a copy of shareholding pattern of the Bank as on the 30th June, 2004. In this connection, we advise that only the following entities have shareholding more than 1% of our equity.

Details of Shareholding of entities/persons holding more than 1% of the Bank's equity

	No.of Shares held	% of Shares in total equity
Reserve Bank of India	314338700	59.73
Financial Institutions:		
1. Life Insurance Corp. of India	28057197	5.33
Others(GDRs)		
1. The Bank of New York (As Depository for GDRs)	41468018	7.88
Total holding FIIs/NRIs/GDRs	102037971	19.39

2. Kindly acknowledge receipt.

Yours faithfully,

General Manager
(Shares & Bonds)
Encl.

CLAUSE 35 : BOMBAY STOCK EXCHANGE			
REPORTING INSTITUTION		STATE BANK OF INDIA	
FOR THE QUARTER ENDED		30.06.2004	
DATE OF REPORT		05.07.2004	
	Category	SHARES	
		HELD	
			%to Total
A	Promoter's Holdings		
1	Promoters		
	- Indian Promoters	0	0.00
	- Foreign Promoters	0	0.00
2	Persons acting in Concert	314338700	59.73
	Sub Total	314338700	59.73
B	Non-Promoters Holdings		
3	Institutional Investors		
a	Mutual Funds & UTI	26350398	5.01
b	Banks, Financial Instituions,	38494968	7.31
	Insurance Companies(Central/State		
	Govt./Non-govt. Institutions)		
c	FII's	60294614	11.46
	Sub Total	125139980	23.78
4	Others		
a	Private Corporate Bodies	9546393	1.81
b	Indian Public	35332271	6.71
c	NRIs	269339	0.05
d	OCBs	6000	0.00
e	TRUST	198177	0.04
f	OTHERS (GDR'S)	41468018	7.88
	Sub Total	86820198	16.50
	Grand-Total	526298878	100.00